Exhibit (a)(5)(H)

FOR IMMEDIATE RELEASE

AMERICAN INDUSTRIAL PARTNERS ANNOUNCES BEST AND FINAL OFFER FOR

THE ACQUISITION OF SEACOR HOLDINGS INC.

New York, NY, March 8, 2021. American Industrial Partners (“AIP”) is reinforcing its commitment to the offer to acquire all of the outstanding common stock of SEACOR Holdings Inc. (NYSE: CKH) (“SEACOR”) at the tender offer price of $41.50 per share. AIP must make clear that $41.50 is its best and final offer and it believes that there is significant downside to shareholders if the transaction does not close on these terms.

The tender offer currently expires at 5:00 p.m. ET on Friday, March 12, 2021. As shareholders make their decision, they should be aware that:

•

The current transaction was not initiated by AIP. In fact, it resulted from a full and multi-stage auction process, comprising both strategic and financial investors. As described in the proxy, the process was initiated by SEACOR’s board of directors when it engaged an investment banker in June 2020 to assist SEACOR in assessing its strategic positioning and plan. AIP was contacted by SEACOR’s representatives in early August, not the other way around.

•

On November 18, 2020, AIP submitted a final bid of $41.00 per share, which was above its initial first round bid of $40.00 per share. In final negotiations, AIP was persuaded to increase its bid to $41.50. Given the full auction process and that AIP’s transaction was announced 13 weeks ago, it strikes AIP as unlikely in the extreme that another bidder is going to emerge offering more.

•

AIP’s offer price represents an approximately 31% premium over SEACOR’s 90-day volume weighted average price prior to announcing the take-private transaction. AIP believes if the transaction doesn’t close, SEACOR’s share price will likely return to its pre-announcement context. The fundamental overcapacity and demand headwinds facing SEACOR’s petroleum transportation end-markets are well known, evident in the trading prices of single name comparables and relevant indices, and further confirmed in the extensive due diligence AIP performed.

•	SEACOR’s board, management and all other insiders (none of whom are affiliated in any way with AIP) are all selling 100% of their equity in the context of this transaction.

•

AIP offered Charles Fabrikant and Eric Fabrikant the opportunity to “roll over” a portion or all of their equity, and the opportunity was declined. Charles Fabrikant, Seacor’s founder and longtime CEO, chose to approve this transaction and fully exit in the context of this transaction, and intends to step down from all roles with the company effective upon the closing. He would not be maintaining any further exposure to SEACOR’s equity.

In closing, AIP observes that while it of course believes that this transaction represents a good long-term investment for AIP, in its view SEACOR is a poor fit as a public company, and if the transaction doesn’t close there is significant near- and long-term risk for SEACOR’s public stockholders.

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About American Industrial Partners

American Industrial Partners is an operationally oriented private equity firm that makes control investments in industrial businesses serving domestic and global markets. The firm has deep roots in the industrial economy and has been active in private equity investing since 1989. To date, American Industrial Partners has completed over 100 transactions and currently has more than $7 billion of assets under management on behalf of leading pension, endowment and financial institutions. For more information on American Industrial Partners, visit www.americanindustrial.com.

Additional Information and Where to Find It

The tender offer described in this communication commenced on December 18, 2020. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of SEACOR. On December 18, 2020, the bidders filed with the United States Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, and SEACOR filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. SEACOR’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement and the Solicitation/Recommendation Statement are available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting SEACOR. Free copies of these materials and certain other offering documents will be made available by SEACOR upon request by mail to SEACOR Holdings Inc., 2200 Eller Drive, P.O. Box 13038, Fort Lauderdale, FL 33316, attention: Investor Relations, or by phone at 1-954-523-2200, or by directing requests for such materials to the information agent for the offer named in the Tender Offer Statement. Copies of the documents filed with the SEC by SEACOR will be available free of charge under the “Investors” section of SEACOR’s internet website at seacorholdings.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, SEACOR files annual, quarterly and current reports, proxy statements and other information with the SEC. SEACOR’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Information Agent Contact

Michael Madalon

D.F. King & Co., Inc.

212-269-5732 / 917-294-9326

mmadalon@dfking.com

Investor Contact

Innisfree M&A Incorporated

Scott Winter / Jonathan Salzberger

212-750-5833

Media Contact

Stephen Pettibone / Mike DeGraff

Sard Verbinnen & Co.

SEACOR-SVC@sardverb.com